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                      EXHIBIT 12b-25(c)1 -- STATEMENT OF SUNTRUST BANKS, INC.


June 29, 1999

Convergys Corporation
Employee Benefits Committee
201 E. Fourth Street
Cincinnati, Ohio 45202

Dear Sirs,

We understand that form 11-K with respect to the CBIS Retirement and Savings Plan for the fiscal year ended December 31, 1998 is due to be filed with the Securities and Exchange Commission on Tuesday, June 29, 1999. Unfortunately, due to computer problems, we have been unable to provide the financial information about the plan needed to enable PricewaterhouseCoopers LLP to audit the plan financials. We are continuing to work on this problem and will do everything possible to have the required financial information in your hands in time to permit you to have the plan financial audited and the Form 11-K filed not later than July 14, 1999.

Sincerely,

/s/ Douglas C. Erdman

Vice President
SunTrust